Exhibit 99.2

MICHAEL KORS HOLDINGS LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

DECEMBER 29, 2012 AND DECEMBER 31, 2011

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with the consolidated financial statements and notes thereto included as part of this interim report. This report contains forward-looking statements that are based upon current expectations. We sometimes identify forward-looking statements with such words as “may,” “expect,” “anticipate,” “estimate,” “seek,” “intend,” “believe” or similar words concerning future events. The forward-looking statements contained herein, include, without limitation, statements concerning future revenue sources and concentration, gross profit margins, selling and marketing expenses, capital expenditures, general and administrative expenses, capital resources, new stores, additional financings or borrowings and additional losses and are subject to risks and uncertainties including, but not limited to, those discussed in this report that could cause actual results to differ materially from the results contemplated by these forward-looking statements. We also urge you to carefully review “ Cautionary Note Regarding Forward-Looking Statements” and the risk factors set forth under “Risk Factors” in our Registration Statement on Form F-1, as amended (File No. 333-183778), filed on September 7, 2012, with the Securities and Exchange Commission.

Overview

Our Business

We are a rapidly growing global luxury lifestyle brand led by a world-class management team and a renowned, award-winning designer. Since launching his namesake brand over 30 years ago, Michael Kors has featured distinctive designs, materials and craftsmanship with a jet-set aesthetic that combines stylish elegance and a sporty attitude. Mr. Kors’ vision has taken the Company from its beginnings as an American luxury sportswear house to a global accessories, footwear and apparel company with a presence in over 85 countries. As a highly recognized luxury lifestyle brand in North America with accelerating awareness in targeted international markets, we have experienced exceptional sales momentum and have a clear trajectory for significant future growth.

We operate our business in three segments—retail, wholesale and licensing—and we have a strategically controlled global distribution network focused on company-operated retail stores, leading department stores, specialty stores and select licensing partners. As of December 29, 2012, our retail segment included 228 North American retail stores, including concessions, and 69 international retail stores, including concessions, in Europe and Japan. As of December 29, 2012, our wholesale segment included wholesale sales through approximately 2,128 department store and specialty store doors in North America and wholesale sales through approximately 818 department store and specialty store doors internationally (department stores as they are referred to here are comprised of full-price department stores only). Our remaining revenue is generated through our licensing segment, through which we license to third parties certain production, sales and/or distribution rights. During the first nine months of Fiscal 2013, our licensing segment accounted for approximately 4.2% of our total revenue and consisted primarily of royalties earned on licensed products and our geographic licenses.

We offer two primary collections: the Michael Kors luxury collection and the MICHAEL Michael Kors accessible luxury collection. The Michael Kors collection establishes the aesthetic authority of our entire brand and is carried in many of our retail stores as well as in the finest luxury department stores in the world. In 2004, we introduced the MICHAEL Michael Kors collection, which has a strong focus on accessories, in addition to offering footwear and apparel, and addresses the significant demand opportunity in accessible luxury goods. Taken together, our two collections target a broad customer base while retaining a premium luxury image.

As of February 11, 2013, we had 200,318,139 ordinary shares outstanding.

Certain Factors Affecting Financial Condition and Results of Operations

Costs of Manufacturing. Our industry is subject to volatility in costs related to certain raw materials used in the manufacturing of our products. This volatility applies primarily to costs driven by commodity prices, which can increase or decrease dramatically over a short period of time. These fluctuations may have a material impact on our sales, results of operations and cash flows to the extent they occur. We use commercially reasonable efforts to mitigate these effects by sourcing our products as efficiently as possible. In addition, manufacturing labor costs are also subject to degrees of volatility based on local and global economic conditions. We use commercially reasonable efforts to source from localities that suit our manufacturing standards and result in more favorable labor driven costs to our products.

Demand for Our Accessories and Related Merchandise. Our performance is affected by trends in the luxury goods industry, as well as shifts in demographics and changes in lifestyle preferences. Currently, demand for our products is predicted to grow. According to the Altagamma Studies*, demand for the worldwide luxury goods industry is predicted to grow from approximately $251.5 billion in 2011 to between $314.4 billion and $327.5 billion in 2015. We believe that we are well positioned to capitalize on the continued growth of the accessories product category, as it is one of our primary product category focuses.

*	Comprised of: the Luxury Goods Worldwide Market Study, 2012, the Luxury Goods Worldwide Market Monitor, Spring 2012 Update, Luxury Goods Worldwide Market Study, 2011, Luxury Goods Worldwide Market Study Spring 2011 Update, the Luxury Goods Worldwide Market Study, and the Altagamma 2006 Worldwide Markets Monitor (together, the “Altagamma Studies”). These studies were prepared by the Altagamma Foundation in cooperation with Bain & Company and can be obtained free of charge or at a nominal cost by contacting Bain & Company’s media contacts at cheryl.krauss@bain.com or frank.pinto@bain.com. While we believe that each of these studies and publications is reliable, we have not independently verified market and industry data from third-party sources. The Altagamma Studies analyze the global luxury goods market, including the market and financial performance of more than 230 of the world’s leading luxury goods companies and brands. All figures derived from the Altagamma Studies are based on an exchange rate of $1.31 to €1.00.

Segment Information

We generate revenue through three business segments: retail, wholesale and licensing. The following table presents our revenue and income from operations by segment for the three and nine months ended December 29, 2012 and December 31, 2011 (in thousands):

	Three Months Ended		Nine Months Ended
	December 29,	December 31,	December 29,	December 31,
	2012	2011	2012	2011
Revenue:
Net sales: Retail	$332,641	$199,376	$789,925	$455,151
Wholesale	274,302	154,612	727,453	419,044
Licensing	29,835	19,618	67,200	48,069

Total revenue	$636,778	$373,606	$1,584,578	$922,264

Income from operations:
Retail	$109,012	$34,711	$237,327	$88,258
Wholesale	76,790	17,778	194,907	50,157
Licensing	19,037	12,098	42,476	30,426

Income from operations	$204,839	$64,587	$474,710	$168,841

Retail

From the beginning of Fiscal 2007, when we first undertook our major retail growth initiative, through December 29, 2012, we have leveraged our successful retail store formats by opening a total of 287 new stores. During this time period, we have grown our North American retail presence significantly, increasing our North American store count by 218 stores, as well as increasing our international store count by 69 stores.

The following table presents the growth in our network of retail stores during the three and nine months ended December 29, 2012 and December 31, 2011:

	Three Months Ended		Nine Months Ended
	December 29,	December 31,	December 29,	December 31,
	2012	2011	2012	2011
Full price retail stores including concessions:
Number of stores	195	155	195	155
Increase during period	15	23	37	42
Percentage increase vs. prior period	25.8%	47.6%	25.8%	47.6%
Total gross square footage	400,354	311,783	400,354	311,783
Average square footage per store	2,053	2,012	2,053	2,012
Outlet stores:
Number of stores	102	76	102	76
Increase during period	13	5	23	23
Percentage increase vs. prior period	34.2%	49.0%	34.2%	49.0%
Total gross square footage	284,014	212,504	284,014	212,504
Average square footage per store	2,784	2,796	2,784	2,796

Wholesale

We sell our products directly to department stores across North America and Europe to accommodate consumers who prefer to shop at major department stores. In addition, we sell to specialty stores for those consumers who enjoy the boutique experience afforded by such stores. We continue to focus our sales efforts and drive sales in existing locations by enhancing presentation, primarily through the creation of more shop-in-shops with our proprietary fixtures that effectively communicate our brand and create a more personalized shopping experience for consumers. We tailor our assortments through wholesale product planning and allocation processes to better match the demands of our department store customers in each local market.

The following table presents the growth in our network of full-price wholesale doors, which include department store and specialty store doors, during the three and nine months ended December 29, 2012 and December 31, 2011:

	Three Months Ended		Nine Months Ended
	December 29,	December 31,	December 29,	December 31,
	2012	2011	2012	2011
Number of full-price wholesale doors	2,946	2,338	2,946	2,338
Increase/(decrease) during period	63	(12)	269	306
Percentage increase vs. prior year	26.0%	29.5%	26.0%	29.5%

Licensing

We generate revenue through product and geographic licensing arrangements. Our product license agreements allow third parties to use our brand name and trademarks in connection with the manufacturing and sale of a variety of products, including watches, fragrances, eyewear and jewelry. In our product licensing arrangements, we take an active role in the design process, marketing and distribution of products under our brands. Our geographic licensing arrangements allow third parties to use our tradenames in connection with the retail and/or wholesale sales of our branded products in specific geographic regions.

Key Performance Indicators and Statistics

We use a number of key indicators of operating results to evaluate our performance, including the following (dollars in thousands):

	Three Months Ended		Nine Months Ended
	December 29,	December 31,	December 29,	December 31,
	2012	2011	2012	2011
Total revenue	$636,778	$373,606	$1,584,578	$922,264
Gross profit as a percent of total revenue	60.2%	59.4%	60.0%	57.9%
Income from operations	$204,839	$64,587	$474,710	$168,841
Retail net sales- North America	$298,209	$183,643	$704,136	$418,550
Retail net sales- Europe	$28,373	$12,752	$70,541	$30,004
Retail net sales- Japan	$6,059	$2,981	$15,248	$6,597
Increase in comparable store net sales- North America	40.8%	38.0%	41.4%	40.8%
Increase in comparable store net sales- Europe	57.5%	34.4%	46.3%	26.5%
Increase in comparable store net sales- Japan	11.4%	59.1%	15.0%	47.2%
Wholesale net sales- North America	$245,071	$140,172	$650,352	$377,283
Wholesale net sales- Europe	$29,231	$14,440	$77,101	$41,761

General Definitions for Operating Results

Net sales consist of sales from comparable retail stores and non-comparable retail stores, net of returns and markdowns, as well as those made to our wholesale customers, net of returns, discounts, markdowns and allowances.

Comparable store sales include sales from a store that has been opened for one full year after the end of the first month of its operations. All comparable store sales are presented on a 52-week basis.

Licensing revenue consists of fees charged on sales of licensed products to our licensees as well as contractual royalty rates for the use of our trademarks in certain geographic territories.

Cost of goods sold includes the cost of inventory sold, freight-in on merchandise and foreign currency exchange gains/losses related to forward contracts for purchase commitments.

Gross profit is total revenue (net sales plus licensing revenue) minus cost of goods sold.

Selling, general and administrative expenses consist of warehousing and distribution costs, rent for our distribution centers, store payroll, store occupancy costs (such as rent, common area maintenance, real estate taxes and utilities), information technology and systems costs, corporate payroll and related benefits, advertising and promotion expense and other general expenses.

Depreciation and amortization includes depreciation and amortization of fixed and definite-lived intangible assets.

Impairment charges consist of charges to write-down both fixed and intangible assets to fair value.

Income from operations consists of gross profit minus total operating expenses.

Interest expense represents interest and fees on our revolving credit facility (“Credit Facility”) and amortization of deferred financing costs, offset by interest earned on highly liquid investments (investments purchased with an original maturity of six months or less, classified as cash equivalents).

Foreign currency loss (gain) represents unrealized income or loss from the re-measurement of monetary assets and liabilities denominated in currencies other than the functional currencies of our subsidiaries.

Results of Operations

Comparison of the three months ended December 29, 2012 with the three months ended December 31, 2011

The following table details the results of our operations for the three months ended December 29, 2012 and for the three months ended December 31, 2011, and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

					% of Total	% of Total
					Revenue for	Revenue for
	Three Months Ended				the three	the three
	December 29,	December 31,			months ended	months ended
	2012	2011	$ Change	% Change	December 29, 2012	December 31, 2011
Statements of Operations Data:
Net sales	$606,943	$353,988	$252,955	71.5%
Licensing revenue	29,835	19,618	10,217	52.1%

Total revenue	636,778	373,606	263,172	70.4%
Cost of goods sold	253,327	151,701	101,626	67.0%	39.8%	40.6%

Gross profit	383,451	221,905	161,546	72.8%	60.2%	59.4%
Selling, general and administrative expenses	164,844	143,400	21,444	15.0%	25.9%	38.4%
Depreciation and amortization	13,768	10,626	3,142	29.6%	2.2%	2.8%
Impairment of long-lived assets	—	3,292	(3,292)	-100.0%	0.0%	0.9%

Total operating expenses	178,612	157,318	21,294	13.5%	28.0%	42.1%

Income from operations	204,839	64,587	140,252	217.2%	32.2%	17.3%
Interest expense, net	311	452	(141)	-31.2%	0.0%	0.1%
Foreign currency loss (gain)	1,487	(2,191)	3,678	-167.9%	0.2%	-0.6%

Income before provision for income taxes	203,041	66,326	136,715	206.1%	31.9%	17.8%
Provision for income taxes	73,013	27,295	45,718	167.5%	11.5%	7.3%

Net income	$130,028	$39,031	$90,997	233.1%

Total Revenue

Total revenue increased $263.2 million, or 70.4%, to $636.8 million for the three months ended December 29, 2012, compared to $373.6 million for the three months ended December 31, 2011. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our licensing revenue.

The following table details revenues for our three business segments (dollars in thousands):

					% of Total	% of Total
					Revenue for	Revenue for
	Three Months Ended				the three	the three
	December 29,	December 31,			months ended	months ended
	2012	2011	$ Change	% Change	December 29, 2012	December 31, 2011
Revenue:
Net sales: Retail	$332,641	$199,376	$133,265	66.8%	52.2%	53.4%
Wholesale	274,302	154,612	119,690	77.4%	43.1%	41.4%
Licensing	29,835	19,618	10,217	52.1%	4.7%	5.3%

Total revenue	$636,778	$373,606	$263,172

Retail

Net sales from our retail stores increased $133.3 million, or 66.8%, to $332.6 million for the three months ended December 29, 2012, compared to $199.4 million for the three months ended December 31, 2011. We operated 297 retail stores, including concessions, as of December 29, 2012, compared to 231 retail stores, including concessions, as of December 31, 2011. During the three months ended December 29, 2012, our comparable store sales growth increased $82.0 million, or 41.4%, from the three months ended December 31, 2011. The growth in our comparable store sales was primarily due to an increase in sales of our accessories line during the three months ended December 29, 2012. In addition, our non-comparable store sales were $51.3 million during the three months ended December 29, 2012, which was primarily the result of operating 66 additional stores since December 31, 2011.

Wholesale

Net sales to our wholesale customers increased $119.7 million, or 77.4%, to $274.3 million for the three months ended December 29, 2012, compared to $154.6 million for the three months ended December 31, 2011. The increase in our wholesale net sales occurred primarily as a result of increased sales of our accessories line during the three months ended December 29, 2012, as we continue to enhance our presence in department and specialty stores by converting more doors to shop-in-shops, and in continuing our expansion of our European operations. Net sales from our European operations increased approximately 102.4% during the three months ended December 29, 2012 compared to the three months ended December 31, 2011, due largely to an increase in full-price doors to 818 from 478 in the same period last year.

Licensing

Revenues earned on our licensing agreements increased $10.2 million, or 52.1%, to $29.8 million for the three months ended December 29, 2012, compared to $19.6 million for the three months ended December 31, 2011. The increase in licensing revenue was primarily due to royalties earned on licensing agreements related to sales of watches.

Gross Profit

Gross profit increased $161.5 million, or 72.8%, to $383.5 million during the three months ended December 29, 2012, compared to $221.9 million for the three months ended December 31, 2011. Gross profit as a percentage of total revenue increased to 60.2% during the three months ended December 29, 2012, compared to 59.4% during the three months ended December 31, 2011. The increase in profit margin resulted from increases in gross profit margin of 160 basis points and 130 basis points from our retail and wholesale segments, respectively. The increase in profit margin on our retail segment resulted primarily from decreases in in-store markdowns and discounts given as well as experiencing a more favorable product sales mix during the quarter ended December 29, 2012 as compared to the quarter ended December 31, 2011. The increase in profit margin on our wholesale segment largely resulted from a decrease in discounts and allowances given, as well as experiencing a more favorable product sales mix during the quarter ended December 29, 2012 as compared to the quarter ended December 31, 2011. These favorable impacts to our wholesale margin were offset, in part, by the negative impact from the revaluation of foreign currency exchange contracts during the three months ended December 29, 2012.

Total Operating Expenses

Total operating expenses increased $21.3 million, or 13.5%, to $178.6 million during the three months ended December 29, 2012, compared to $157.3 million for the three months ended December 31, 2011. Total operating expenses decreased to 28.0% as a percentage of total revenue for the three months ended December 29, 2012, compared to 42.1% for the three months ended December 31, 2011. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $21.4 million, or 15.0%, to $164.8 million during the three months ended December 29, 2012, compared to $143.4 million for the three months ended December 31, 2011. The increase was primarily due to increases in our retail occupancy and salary costs of $24.0 million, offset by a decrease in corporate employee-related costs of $6.0 million. The increase in our retail occupancy and payroll costs was due to operating 297 retail stores versus 231 retail stores in the prior period. The decrease in our corporate employee-related costs was due to an equity compensation charge of approximately $15.9 million, recognized during the three months ended December 31, 2011, which related to periods prior to the three months ended December 31, 2011, as no equity compensation expense was recognized prior to that period, as an initial public offering (“IPO”) had not yet occurred. Selling, general and administrative expenses as a percentage of total revenue decreased to 25.9% during the three months ended December 29, 2012, compared to 38.4% for the three months ended December 31, 2011. The decrease as a percentage of total revenue was primarily due to achieving economies of scale during the three months ended December 29, 2012, as compared to the three months ended December 31, 2011, as our revenue is increasing at a greater rate relative to our fixed costs, as well as due to the equity compensation charge recognized during the three months ended December 31, 2011.

Depreciation and Amortization

Depreciation and amortization increased $3.1 million, or 29.6%, to $13.8 million during the three months ended December 29, 2012, compared to $10.6 million for the three months ended December 31, 2011. Increases in depreciation and amortization were primarily due to an increase in the build-out of our new retail locations, new shop-in-shop locations and investments made in our information systems infrastructure to accommodate our growth. Depreciation and amortization decreased to 2.2% as a percentage of total revenue during the three months ended December 29, 2012, compared to 2.8% for the three months ended December 31, 2011.

Impairment on Long-Lived Assets

We recognized an impairment charge of approximately $3.3 million on fixed assets related to two of our retail locations during the three months ended December 31, 2011. There were no impairment charges on long-lived assets during the three months ended December 29, 2012.

Income from Operations

As a result of the foregoing, income from operations increased $140.3 million, or 217.2%, to $204.8 million during the three months ended December 29, 2012, compared to $64.6 million for the three months ended December 31, 2011. Income from operations as a percentage of total revenue increased to 32.2% during the three months ended December 29, 2012, compared to 17.3% for the three months ended December 31, 2011.

The following table details income from operations for our three business segments (dollars in thousands):

	Three Months Ended				% Net Sales/ Revenue for the three	% Net Sales/ Revenue for the three
	December 29,	December 31,			months ended	months ended
	2012	2011	$ Change	% Change	December 29, 2012	December 31, 2011
Income from operations:
Retail	$109,012	$34,711	$74,301	214.1%	32.8%	17.4%
Wholesale	76,790	17,778	59,012	331.9%	28.0%	11.5%
Licensing	19,037	12,098	6,939	57.4%	63.8%	61.7%

Income from operations	$204,839	$64,587	$140,252	217.2%

Retail

Income from operations for our retail segment increased $74.3 million, or 214.1%, to $109.0 million during the three months ended December 29, 2012, compared to $34.7 million for the three months ended December 31, 2011. Income from operations as a percentage of net retail sales for the retail segment increased approximately 15.4% as a percentage of net retail sales to 32.8% during the three months ended December 29, 2012. The increase in retail income from operations as a percentage of net sales was due to the increase in gross profit margin during the three months ended December 29, 2012, as compared to the three months ended December 31, 2011, as described in the gross profit discussion above, as well as to a decrease in operating expenses of approximately 9.0% as a percentage of net sales during the quarter ended December 29, 2012, as compared to the quarter ended December 31, 2011. This decrease occurred primarily due to sales increasing at a greater rate relative to fixed expenses during the period.

Wholesale

Income from operations for our wholesale segment increased $59.0 million, or 331.9%, to $76.8 million during the three months ended December 29, 2012, compared to $17.8 million for the three months ended December 31, 2011. Income from operations as a percentage of net sales for the wholesale segment increased 16.5% as a percentage of net wholesale sales to 28.0% during the three months ended December 29, 2012. This increase as a percentage of net sales was primarily the result of the increase in gross profit margin, as described in the gross profit discussion above, as well as a decrease in wholesale operating expenses as a percentage of net wholesale sales of approximately 16.6% during the three months ended December 29, 2012, as compared to the three months ended December 31, 2011, as the increase in net sales more than compensated for the increase in fixed expenses.

Licensing

Income from operations for our licensing segment increased $6.9 million, or 57.4%, to $19.0 million during the three months ended December 29, 2012, compared to $12.1 million for the three months ended December 31, 2011. Income from operations as a percentage of licensing revenue for the licensing segment increased 2.1% as a percentage of licensing revenue to 63.8% during the three months ended December 29, 2012. This increase as a percentage of licensing revenue was the result of a decrease in licensing operating expenses during the three month ended December 29, 2012, as compared to the three months ended December 31, 2011, as the increase in revenue more than compensated for the increase in advertising and other licensing operating expenses.

Foreign Currency Loss (Gain)

Foreign currency loss during the three months ended December 29, 2012 was $1.5 million as compared to foreign currency gain of $2.2 million during the three months ended December 31, 2011. The loss during the three months ended December 29, 2012 was primarily due to the strengthening of the U.S. dollar relative to the Japanese Yen, which impacted the re-measurement of Yen-

denominated intercompany loans with certain of our subsidiaries. The foreign currency gain during the three months ended December 31, 2011 was primarily due to having larger U.S. dollar denominated intercompany loan balances, with certain of our non-U.S. subsidiaries (whose functional currency was the Euro) during the three months ended December 31, 2011, which were impacted during re-measurement by the U.S. dollar’s strengthening against the Euro during that period.

Provision for Income Taxes

We recognized $73.0 million of income tax expense during the three months ended December 29, 2012, compared with $27.3 million for the three months ended December 31, 2011. Our effective tax rate for the three months ended December 29, 2012, was 36.0%, compared to 41.2% for the three months ended December 31, 2011. The decrease in our effective tax rate was primarily due to the increase in taxable income in certain of our non-U.S. subsidiaries, which are subject to lower statutory income tax rates, during the three months ended December 29, 2012.

Our effective tax rate may fluctuate from time to time due to the effects of changes in U.S. state and local taxes, tax rates in foreign jurisdictions, and certain other nondeductible expenses (such as fees related to a public offering) and income earned in certain non-U.S. entities with significant net operating loss carryforwards. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net Income

As a result of the foregoing, our net income increased $91.0 million, or 233.1%, to $130.0 million during the three months ended December 29, 2012, compared to $39.0 million for the three months ended December 31, 2011.

Comparison of the nine months ended December 29, 2012 with the nine months ended December 31, 2011

The following table details the results of our operations for the nine months ended December 29, 2012 and for the nine months ended December 31, 2011, and expresses the relationship of certain line items to total revenue as a percentage (dollars in thousands):

	Nine Months Ended				% of Total Revenue for the nine	% of Total Revenue for the nine
	December 29,	December 31,			months ended	months ended
	2012	2011	$ Change	% Change	December 29, 2012	December 31, 2011
Statements of Operations Data:
Net sales	$1,517,378	$874,195	$643,183	73.6%
Licensing revenue	67,200	48,069	19,131	39.8%

Total revenue	1,584,578	922,264	662,314	71.8%
Cost of goods sold	634,227	388,290	245,937	63.3%	40.0%	42.1%

Gross profit	950,351	533,974	416,377	78.0%	60.0%	57.9%
Selling, general and administrative expenses	436,560	334,199	102,361	30.6%	27.6%	36.2%
Depreciation and amortization	39,081	27,642	11,439	41.4%	2.5%	3.0%
Impairment of long-lived assets	—	3,292	(3,292)	-100.0%	0.0%	0.4%

Total operating expenses	475,641	365,133	110,508	30.3%	30.0%	39.6%

Income from operations	474,710	168,841	305,869	181.2%	30.0%	18.3%
Interest expense, net	1,301	1,112	189	17.0%	0.1%	0.1%
Foreign currency loss (gain)	837	(3,920)	4,757	-121.4%	0.1%	-0.4%

Income before provision for income taxes	472,572	171,649	300,923	175.3%	29.8%	18.6%
Provision for income taxes	176,071	67,897	108,174	159.3%	11.1%	7.4%

Net income	$296,501	$103,752	$192,749	185.8%

Total Revenue

Total revenue increased $662.3 million, or 71.8%, to $1,584.6 million for the nine months ended December 29, 2012, compared to $922.3 million for the nine months ended December 31, 2011. The increase was the result of an increase in our comparable and non-comparable retail store sales and wholesale sales, as well as increases in our licensing revenue.

The following table details revenues for our three business segments (dollars in thousands):

	Nine Months Ended				% of Total Revenue for	% of Total Revenue for
	December 29, 2012	December 31, 2011	$ Change	% Change	the nine months December 29, 2012	the nine months December 31, 2011
Revenue:
Net sales: Retail	$789,925	$455,151	$334,774	73.6%	49.9%	49.4%
Wholesale	727,453	419,044	308,409	73.6%	45.9%	45.4%
Licensing	67,200	48,069	19,131	39.8%	4.2%	5.2%

Total revenue	$1,584,578	$922,264	$662,314	71.8%

Retail

Net sales from our retail stores increased $334.8 million, or 73.6%, to $789.9 million for the nine months ended December 29, 2012, compared to $455.2 million for the nine months ended December 31, 2011. We operated 297 retail stores, including concessions, as of December 29, 2012, compared to 231 retail stores, including concessions, as of December 31, 2011. During the nine months ended December 29, 2012, our comparable store sales growth increased $184.5 million, or 41.4%, from the nine months ended December 31, 2011. The growth in our comparable store sales was primarily due to an increase in sales of our accessories line during the nine months ended December 29, 2012. In addition, our non-comparable store sales were $150.3 million during the nine months ended December 29, 2012, which was primarily the result of operating 66 additional stores since December 31, 2011.

Wholesale

Net sales to our wholesale customers increased $308.4 million, or 73.6%, to $727.5 million for the nine months ended December 29, 2012, compared to $419.0 million for the nine months ended December 31, 2011. The increase in our wholesale net sales occurred primarily as a result of increased sales of our accessories line during the nine months ended December 29, 2012, as we continue to enhance our presence in department and specialty stores by converting more doors to shop-in-shops, and in continuing our expansion of our European operations. Net sales from our European operations increased approximately 84.6% during the nine months ended December 29, 2012 compared to the nine months ended December 31, 2011, due largely to an increase in full-price doors to 818 from 478 in the same period last year.

Licensing

Revenues earned on our licensing agreements increased $19.1 million, or 39.8%, to $67.2 million for the nine months ended December 29, 2012, compared to $48.1 million for the nine months ended December 31, 2011. The increase in licensing revenue was primarily due to royalties earned on licensing agreements related to sales of watches.

Gross Profit

Gross profit increased $416.4 million, or 78.0%, to $950.4 million during the nine months ended December 29, 2012, compared to $534.0 million for the nine months ended December 31, 2011. Gross profit as a percentage of total revenue increased to 60.0% during the nine months ended December 29, 2012, compared to 57.9% during the nine months ended December 31, 2011. The increase in profit margin resulted from increases in gross profit margin from our retail and wholesale segments of approximately 240 and 290 basis points, respectively. The increase in profit margin on our retail segment resulted primarily from decreases in in-store markdowns and discounts given during the nine months ended December 29, 2012 as compared to the nine months ended December 31, 2011, as well as benefiting from a more favorable product mix relative to the same period last year. The increase in profit margin on our wholesale segment largely resulted from a decrease in discounts and allowances given during the nine months ended December 29, 2012 as compared to the nine months ended December 31, 2011, offset, in part, by the negative impact from the revaluation of foreign currency exchange contracts during the nine months ended December 29, 2012.

Total Operating Expenses

Total operating expenses increased $110.5 million, or 30.3%, to $475.6 million during the nine months ended December 29, 2012, compared to $365.1 million for the nine months ended December 31, 2011. Total operating expenses decreased to 30.0% as a percentage of total revenue for the nine months ended December 29, 2012, compared to 39.6% for the nine months ended December 31, 2011. The components that comprise total operating expenses are explained below.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased $102.4 million, or 30.6%, to $436.6 million during the nine months ended December 29, 2012, compared to $334.2 million for the nine months ended December 31, 2011. The increase was primarily due to increases in our retail occupancy and salary costs of $76.3 million, and increases in corporate employee-related costs of $21.2 million. The increase in our retail occupancy and payroll costs was due to operating 297 retail stores versus 231 retail stores in the prior period. The increase in our corporate employee-related costs was due primarily to an increase in our corporate staff to accommodate our North American and international growth. Selling, general and administrative expenses as a percentage of total revenue decreased to 27.6% during the nine months ended December 29, 2012, compared to 36.2% for the nine months ended December 31, 2011. The decrease as a percentage of total revenue was primarily due to achieving economies of scale during the nine months ended December 29, 2012, as compared to the nine months ended December 31, 2011, as our revenue is increasing at a greater rate relative to our fixed costs.

Depreciation and Amortization

Depreciation and amortization increased $11.4 million, or 41.4%, to $39.1 million during the nine months ended December 29, 2012, compared to $27.6 million for the nine months ended December 31, 2011. Increases in depreciation and amortization were primarily due to an increase in the build-out of our new retail locations, new shop-in-shop locations and investments made in our information systems infrastructure to accommodate our growth. Depreciation and amortization decreased to 2.5% as a percentage of total revenue during the nine months ended December 29, 2012, compared to 3.0% for the nine months ended December 31, 2011.

Impairment on Long-Lived Assets

We recognized an impairment charge of approximately $3.3 million on fixed assets related to two of our retail locations during the nine months ended December 31, 2011. There were no impairment charges on long-lived assets during the nine months ended December 29, 2012.

Income from Operations

As a result of the foregoing, income from operations increased $305.9 million, or 181.2%, to $474.7 million during the nine months ended December 29, 2012, compared to $168.8 million for the nine months ended December 31, 2011. Income from operations as a percentage of total revenue increased to 30.0% during the nine months ended December 29, 2012, compared to 18.3% for the nine months ended December 31, 2011.

The following table details income from operations for our three business segments (dollars in thousands):

	Nine Months Ended				% of Net Sales/ Revenue for	% of Net Sales/ Revenue for
	December 29, 2012	December 31, 2011	$ Change	% Change	the nine months December 29, 2012	the nine months December 31, 2011
Income from operations:
Retail	$237,327	$88,258	$149,069	168.9%	30.0%	19.4%
Wholesale	194,907	50,157	144,750	288.6%	26.8%	12.0%
Licensing	42,476	30,426	12,050	39.6%	63.2%	63.3%

Income from operations	$474,710	$168,841	$305,869	181.2%

Retail

Income from operations for our retail segment increased $149.1 million, or 168.9%, to $237.3 million during the nine months ended December 29, 2012, compared to $88.3 million for the nine months ended December 31, 2011. Income from operations as a percentage of net retail sales for the retail segment increased approximately 10.6% as a percentage of net retail sales to 30.0% during the nine months ended December 29, 2012. The increase in retail income from operations as a percentage of net sales was due primarily to the increase in gross profit margin during the nine months ended December 29, 2012, as compared to the nine months ended December 31, 2011, as described in the gross profit discussion above. In addition, net sales increased at a greater rate relative to fixed costs during the nine months ended December 29, 2012, as compared to the nine months ended December 31, 2011, resulting in a 6.3% decrease in operating expenses as a percentage of net sales.

Wholesale

Income from operations for our wholesale segment increased $144.8 million, or 288.6%, to $194.9 million during the nine months ended December 29, 2012, compared to $50.2 million for the nine months ended December 31, 2011. Income from operations as a percentage of net sales for the wholesale segment increased 14.8% as a percentage of net wholesale sales to 26.8% during the nine months ended December 29, 2012. This increase as a percentage of net sales was primarily the result of a decrease in wholesale operating expenses as a percentage of net wholesale sales of approximately 11.5% during the nine months ended December 29, 2012, as compared to the nine months ended December 31, 2011, as the increase in net sales more than compensated for the increase in fixed expenses, as well as the increase in gross profit margin, as described in the gross profit discussion above.

Licensing

Income from operations for our licensing segment increased $12.1 million, or 39.6%, to $42.5 million during the nine months ended December 29, 2012, compared to $30.4 million for the nine months ended December 31, 2011. Income from operations as a percentage of licensing revenue for the licensing segment decreased 0.1% as a percentage of licensing revenue to 63.2% during the nine months ended December 29, 2012. This decrease was primarily the result of an increase in advertising expense during the nine months ended December 29, 2012 as compared to the nine months ended December 31, 2011, as we launched several new advertising initiatives, including social media and other web-based mediums for increasing brand awareness, during the nine months ended December 29, 2012. The increase in advertising expenses was offset in part by the aforementioned increase in sales of licensed products and royalty revenue.

Interest Expense

Interest expense increased $0.2 million, or 17.0%, to $1.3 million during the nine months ended December 29, 2012, compared to $1.1 million for the nine months ended December 31, 2011. The increase in interest expense was attributable to an increase in deferred financing costs amortization and commitment fees, during the nine months ended December 29, 2012 compared to the nine months ended December 31, 2011. This increase was offset in part by a decrease in the average balance of our revolving credit line during the nine months ended December 29, 2012 compared to the nine months ended December 31, 2011.

Foreign Currency Loss (Gain)

Foreign currency loss was $0.8 million during the nine months ended December 29, 2012, compared to a foreign currency gain of $3.9 million during the nine months ended December 31, 2011. The foreign currency loss during the nine months ended December 29, 2012, relative to the foreign currency gain during the nine months ended December 31, 2011 was primarily due to the strengthening of the U.S. dollar relative to the Japanese Yen, which impacted the re-measurement of Yen-denominated intercompany loans with certain of our subsidiaries, as well as having larger U.S. dollar denominated intercompany loan balances, during the nine months ended December 31, 2011, with certain of our non-U.S. subsidiaries (whose functional currency was the Euro), which were impacted during re-measurement by the U.S. dollar’s strengthening against the Euro during that period.

Provision for Income Taxes

We recognized $176.1 million of income tax expense during the nine months ended December 29, 2012, compared with $67.9 million for the nine months ended December 31, 2011. Our effective tax rate for the nine months ended December 29, 2012, was 37.3%, compared to 39.6% for the nine months ended December 31, 2011. During the nine months ended December 29, 2012, our effective tax rate was impacted positively by a greater portion of our income being recognized in jurisdictions with lower statutory income tax rates relative to the nine months ended December 31, 2011.

Our effective tax rate may fluctuate from time to time due to the effects of changes in U.S. state and local taxes, tax rates in foreign jurisdictions, and certain other nondeductible expenses (such as fees related to a public offering) and income earned in certain non-U.S. entities with significant net operating loss carryforwards. In addition, factors such as the geographic mix of earnings, enacted tax legislation and the results of various global tax strategies, may also impact our effective tax rate in future periods.

Net Income

As a result of the foregoing, our net income increased $192.7 million, or 185.8%, to $296.5 million during the nine months ended December 29, 2012, compared to $103.8 million for the nine months ended December 31, 2011.

Liquidity and Capital Resources

Liquidity

Our primary sources of liquidity are the cash flows generated from our operations, along with borrowings available under our Credit Facility and available cash and cash equivalents. Our primary use of this liquidity is to fund our ongoing cash requirements, including working capital requirements, global retail store expansion and renovation, construction and renovation of shop-in-shops, investment in information systems infrastructure and expansion of our distribution and corporate facilities. We believe that the cash generated from our operations, together with borrowings available under our current and future revolving credit facilities (see discussion below regarding our new senior unsecured revolving credit facility) and available cash and cash equivalents, will be sufficient to meet our working capital needs for the next 12 months, including investments made and expenses incurred in connection with our store growth plans, systems development and store improvements. We spent approximately $74.8 million on capital expenditures the first nine months of Fiscal 2013 and expect to spend up to $130.0 million on capital expenditures during Fiscal 2013. The majority of these expected expenditures relate to new retail store openings planned for the year, with the remainder being used for investments in connection with developing new shop-in-shops, build-out of our new warehouse, corporate offices and enhancing our information systems infrastructure.

The following table sets forth key indicators of our liquidity and capital resources (in thousands):

	As of
	December 29, 2012	March 31, 2012
Balance Sheet Data:
Cash and cash equivalents	$405,776	$106,354
Working capital	$733,682	$299,057
Total assets	$1,187,655	$674,425
Revolving line of credit	$—	$22,674

	Nine Months Ended
	December 29, 2012	December 31, 2011
Cash Flows Provided By (Used In):
Operating activities	$249,167	$117,348
Investing activities	(81,686)	(56,798)
Financing activities	131,788	25,086
Effect of exchange rate changes	153	(1,033)

Net increase in cash and cash equivalents	$299,422	$84,603

Cash Provided by Operating Activities

Cash provided by operating activities increased $131.8 million to $249.2 million during the nine months ended December 29, 2012, as compared to $117.3 million for the nine months ended December 31, 2011. The increase in cash flows from operating activities is primarily due to an increase in our net income and decrease in cash outflows on our accounts payable, offset, in part, by a decrease in changes to our accounts receivable and an increase in cash outflows on our inventory during the nine months ended December 29, 2012 as compared to the nine months ended December 31, 2011. The decrease in the change to our accounts receivable was largely the result of our increasing sales as well as experiencing heavy shipping during December 2012, primarily related to holiday sales, which will be collected upon in the subsequent fiscal quarter. The increase in cash outflows on our inventory occurred primarily to accommodate the increase to our net sales for the nine months ended December 29, 2012, as well as in anticipation of our inventory needs for the remainder of Fiscal 2013, which are a function of our growing overall sales, expected increase in shop-in-shop conversions (shop-in-shops generally require significantly greater inventory levels than that of a non-shop wholesale door), and growing retail sales and locations.

Cash Used in Investing Activities

Net cash used in investing activities increased $24.9 million to $81.7 million during the nine months ended December 29, 2012, as compared to $56.8 million during the nine months ended December 31, 2011. The increase in cash used in investing activities is primarily the result of the build-out of our new retail stores, which were constructed during the nine months ended December 29, 2012, shop-in-shops we installed during the nine months ended December 29, 2012, as well as certain technology initiatives undertaken during the nine months ended December 29, 2012, which related to distribution system enhancements and various other improvements to our infrastructure. In addition, we acquired approximately $3.6 million of intangible assets (lease rights) related to certain of our stores opened during the nine months ended December 29, 2012, and made an equity investment of $3.2 million in a joint venture based in Central America.

Cash Provided by Financing Activities

Net cash provided by financing activities was $131.8 million for the nine months ended December 29, 2012, as compared to $25.1 million for the nine months ended December 31, 2011. The cash flows from financing activities during the nine months ended December 29, 2012, were primarily comprised of proceeds from the exercise of employee share options of approximately $25.8 million. These proceeds were offset, in part, by net repayments on our Credit Facility of $22.7 million. Cash flows from financing activities related to the nine months ended December 31, 2011, were comprised of net borrowing on our revolving credit facility of $2.8 million, proceeds from our private placement of approximately $9.6 million, and proceeds from the exercise of employee share options of approximately $5.4 million.

Revolving Credit Facility

On September 15, 2011, we completed an amendment to our Credit Facility, which was originally entered into during Fiscal 2007. Pursuant to such amendment, the Credit Facility provides for up to $100.0 million of borrowings, and expires on September 15, 2015. The agreement also provides for loans and letters of credit to our European subsidiaries of up to $35.0 million. All other terms and conditions under the Credit Facility remained consistent with the original agreement. The Credit Facility provides for aggregate credit available equal to the lesser of (i) $100.0 million, or (ii) the sum of specified percentages of eligible receivables and eligible inventory, as defined, plus $30.0 million. Amounts outstanding under the Credit Facility are collateralized by substantially all of our assets. The Credit Facility contains financial covenants limiting our capital expenditures to $110.0 million for any one fiscal year plus additional amounts as permitted, and a minimum fixed charge coverage ratio of 2.0 to 1.0 (with the ratio being EBITDA plus consolidated rent expense to the sum of fixed charges plus consolidated rent expense), restrict and limit additional indebtedness, and restrict the incurrence of additional liens and cash dividends. As of the nine months ended December 29, 2012, we were in compliance with all of our covenants covered under the agreement.

Borrowings under the Credit Facility accrue interest at the rate per annum announced from time to time by the agent of 1.25% above the prevailing applicable prime rate, or at a per annum rate equal to 2.25% above the prevailing LIBOR rate. The weighted average interest rate for the revolving credit facility was 2.72% during the nine months ended December 29, 2012. The Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.35% on the unused portion of the available credit under the Credit Facility, payable quarterly.

As of December 29, 2012, there were no amounts outstanding under the Credit Facility, and the amount available for future borrowings was $84.3 million. The largest amount borrowed during the nine months ended December 29, 2012 was $31.7 million. At December 29, 2012, there were documentary letters of credit outstanding of approximately $4.5 million, and stand-by letters of credit of $10.8 million.

Senior Unsecured Revolving Credit Facility

On February 8, 2013, we terminated the provisions of our existing Credit Facility and entered into a senior unsecured credit facility (“2013 Credit Facility”). Pursuant to the agreement the Senior Facility provides up to $200.0 million of borrowings, and expires on February 15, 2018. The agreement also provides for loans and letters of credit to our European and Canadian subsidiaries of up to $100.0 million. The 2013 Credit Facility also contains an expansion feature that permits revolving commitments to be increased by up to $100.0 million if certain conditions are met. The 2013 Credit Facility contains financial covenants such as requiring an adjusted leverage ratio of 3.5 to 1.0 (with the ratio being total consolidated indebtedness plus 8.0 times consolidated rent expense to EBITDA plus consolidated rent expense) a fixed charge coverage ratio of 2.0 to 1.0 (with the ratio being EBITDA plus consolidated rent expense to the sum of fixed charges plus consolidated rent expense), as well as restricts and limits additional indebtedness, the incurrence of additional liens, and cash dividends.

Borrowings under the 2013 Credit Facility will accrue interest at the rate per annum announced from time to time by the agent a rate based on the rates applicable for deposits in the London interbank market for U.S. Dollars or the applicable currency in which the loans are made (the “Adjusted LIBO Rate”) plus an applicable margin. The applicable margin may range from 1.25% to 2.5%, and is based, or dependent upon, a particular threshold related to the adjusted leverage ratio calculated during to the period of borrowing. The 2013 Credit Facility requires an annual facility fee of $0.1 million, and an annual commitment fee of 0.25% to 0.35% on the unused portion of the available credit under the facility.

Fees associated with the completion of this agreement, which will total approximately $2.2 million, will be recorded in the fourth fiscal quarter, and capitalized as deferred financing fees.

Contractual Obligations and Commercial Commitments

As of December 29, 2012, our lease commitments and contractual obligations were as follows (in thousands):

Fiscal year ending	Remainder of Fiscal 2013	Fiscal 2014-2015	Fiscal 2016-2017	Fiscal 2018 and Thereafter	Total
Operating leases	$20,190	$162,317	$151,420	$303,820	$637,747

Operating lease obligations represent the minimum lease rental payments under non-cancelable operating leases for our real estate locations globally. In addition to the above amounts, we are typically required to pay real estate taxes, contingent rent based on sales volume and other occupancy costs relating to our leased properties for our retail stores.

Excluded from the above commitments is $6.7 million of long-term liabilities related to uncertain tax positions, due to the uncertainty of the time and nature of resolution.

The above table also excludes amounts included in current liabilities in our consolidated balance sheet as of December 29, 2012, as these items will be paid within one year, and non-current liabilities that have no cash outflows associated with them (e.g., deferred taxes).

We do not have any long-term purchase obligations that represent firm commitments at December 29, 2012.

Research and Development, Patents and Licenses, etc.

We do not conduct research and development activities.

Off-Balance Sheet Arrangements

We have not created, and are not affiliated with, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating our business. We do not have any off-balance sheet arrangements or relationships with entities that are not consolidated into our financial statements that have or are reasonably likely to have a material current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

Recent Accounting Pronouncements

We have considered all new accounting pronouncements and have concluded that there are no new pronouncements that have a material impact on our results of operations, financial condition or cash flows based on current information.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to certain market risks during the normal course of our business, such as risk arising from fluctuations in foreign currency exchange rates, as well as fluctuations in interest rates. In attempts to manage these risks, we employ certain strategies to mitigate the effect of these fluctuations. Currently we enter into foreign currency forward contracts to manage our foreign currency exposure to the fluctuations of certain foreign currencies. The use of these instruments helps to manage our exposure to our foreign purchase commitments and better control our product costs. Other than these purchase commitments, we do not use these foreign exchange contracts for any other purposes. In addition, we do not use derivatives for speculative purposes.

Foreign Currency Exchange Risk

We are exposed to risks on certain purchase commitments to foreign suppliers based on the value of the functional currency relative to the local currency of the supplier on the date of the commitment. As such, we enter into forward currency contracts that generally mature in 18 months or less and are consistent with the related purchase commitments. These contracts are recorded at fair value in our consolidated balance sheets as either an asset or liability, and are derivative contracts to hedge cash flow risks. Certain of these contracts, currently a relatively small portion, are designated as hedges for accounting purposes. Accordingly, the changes in the fair value of the majority of these contracts at the balance sheet date and upon maturity (settlement) are recorded in our cost of sales or operating expenses, in our consolidated statement of operations, as applicable to the transactions for which the forward exchange contracts were established. Regarding those contracts which are designated as hedges for accounting purposes, any portion of those contracts deemed ineffective would be charged to earnings, in the same manner as those contracts charged to earnings above, in the period the ineffectiveness was determined.

We perform a sensitivity analysis, on those contracts not designated as hedges for accounting purposes, to determine the effects of fluctuations in foreign currency exchange rates. For this sensitivity analysis, we assume a hypothetical change in U.S. dollar against foreign exchange rates. Based on all foreign currency exchange contracts outstanding as of December 29, 2012, a 10% devaluation of the U.S. dollar compared to the level of foreign currency exchange rates for currencies under contract as of December 29, 2012 would result in a decrease of approximately $4.4 million of net unrealized foreign currency loss. Conversely, a 10% appreciation of the U.S. dollar would result in an increase approximately of $4.4 million of net unrealized gains.

Interest Rate Risk

We are exposed to interest rate risk in relation to our Credit Facility. Our Credit Facility carries interest rates that are tied to LIBOR and the prime rate, among other institutional lending rates (depending on the particular origination of borrowing), and therefore our statements of operations and cash flows are exposed to changes in those interest rates. At December 29, 2012, there was no outstanding balance on our Credit Facility. The balance of our Credit Facility at December 29, 2012 is not indicative of future balances that may be subject to fluctuations in interest rates. Any increases in the applicable interest rate(s) would cause an increase to the interest expense on our Credit Facility relative to any outstanding balance at that date.